UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1)*

GENOPTIX, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37243V 100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3724V 100

1.	Names of Reporting Persons TD Javelin Capital Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 1003724V 100

1.	Names of Reporting Persons TD Lighthouse Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 100

1.	Names of Reporting Persons TD II Regional Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Tullis-Dickerson Capital Focus II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Tullis-Dickerson Partners II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 100

1.	Names of Reporting Persons James L. L. Tullis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 472

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 472

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 472 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

(3) The Reporting Person disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Joan P. Neuscheler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 98

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 98

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

(3) The Reporting Person disclaims beneficial ownership of the shares except to the extent of her pecuniary interest therein.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Thomas P. Dickerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 486

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 486

	8.	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 486 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

(3) The Reporting Person disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Lyle A. Hohnke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

CUSIP No. 3724V 100

1.	Names of Reporting Persons Timothy M. Buono

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,804

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,804

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,804 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L.L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”). The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) This percentage is calculated based upon the aggregate of 16,600,353 shares of the Issuer’s common stock outstanding as of October 27, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2008.

(3) The Reporting Person disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Genoptix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2110 Rutherford Road Carlsbad, California 92008

Item 2.
(a)

Name of Person Filing
TD Javelin Capital Fund II, L.P.
TD Lighthouse Capital Fund, L.P.
TD II Regional Partners, Inc.
Tullis-Dickerson Capital Focus II, L.P.
Tullis-Dickerson Partners II, L.L.C.
James L. L. Tullis
Joan P. Neuscheler
Thomas P. Dickerson
Lyle A. Hohnke
Timothy M. Buono

	(b)	Address of Principal Business Office or, if none, Residence One Stamford Plaza 263 Tresser Boulevard Stamford, Connecticut 06901
(c)

Citizenship
Each of TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus II, L.P. are limited partnerships organized under the laws of the state of Delaware.  TD II Regional Partners, Inc. is a corporation incorporated in the state of Delaware.  Tullis-Dickerson Partners II, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Each of the individuals named above are citizens of the United States of America.

	(d)	Title of Class of Securities Common Stock, Par Value $0.001 Per Share
	(e)	CUSIP Number 3724V 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐ Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2008, James L. L. Tullis beneficially owned 472 shares of Common Stock.

As of December 31, 2008, Joan P. Neuscheler beneficially owned 98 shares of Common Stock.

As of December 31, 2008, Thomas P. Dickerson beneficially owned 486 shares of Common Stock.

As of December 31, 2008, Timothy M. Buono beneficially owned an aggregate of 6,804 shares of Common Stock which included (a) 2,084 shares of Common Stock directly owned by Mr. Buono as of such date and (b) 4,720 shares of Common Stock subject to options that Mr. Buono may exercise within 60 days of such date.

As of December 31, 2008, none of TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C. or Lyle A. Hohnke beneficially owned any shares of Common Stock.

	(b)	Percent of class: 0.0%
	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

As of December 31, 2008, James L. L. Tullis had sole power to vote or direct the vote of 472 shares of Common Stock.

As of December 31, 2008, Joan P. Neuscheler had sole power to vote or direct the vote of 98 shares of Common Stock.

As of December 31, 2008, Thomas P. Dickerson had sole power to vote or direct the vote of 486 shares of Common Stock.

As of December 31, 2008, Timothy M. Buono had sole power to vote or direct the vote of 6,804 shares of Common Stock which included (a) 2,084 shares of Common Stock directly owned by Mr. Buono as of such date and (b) 4,720 shares of Common Stock subject to options that Mr. Buono may exercise within 60 days of such date.

As of December 31, 2008, none of TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C. or Lyle A. Hohnke had sole power to vote or direct the vote of any shares of Common Stock.

		(ii)	Shared power to vote or to direct the vote 0 shares
(iii)

Sole power to dispose or to direct the disposition of

As of December 31, 2008, James L. L. Tullis had sole power to dispose or direct the disposition of 472 shares of Common Stock.

As of December 31, 2008, Joan P. Neuscheler had sole power to dispose or direct the disposition of 98 shares of Common Stock.

As of December 31, 2008, Thomas P. Dickerson had sole power to dispose or direct the disposition of 486 shares of Common Stock.

As of December 31, 2008, Timothy M. Buono had sole power to dispose or direct the disposition of 6,804 shares of Common Stock which included (a) 2,084 shares of Common Stock directly owned by Mr. Buono as of such date and (b) 4,720 shares of Common Stock subject to options that Mr. Buono may exercise within 60 days of such date.

As of December 31, 2008, none of TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C. or Lyle A. Hohnke had sole power to dispose or direct the disposition of any shares of Common Stock.

		(iv)	Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit Index.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

TD JAVELIN CAPITAL FUND II, L.P.

	BY:	TD II REGIONAL PARTNERS, INC.
	ITS:	GENERAL PARTNER
	By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

TD LIGHTHOUSE CAPITAL FUND, L.P.
	BY:	TD II REGIONAL PARTNERS, INC.
	ITS:	GENERAL PARTNER
	By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

TD II REGIONAL PARTNERS, INC.
	By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

TULLIS-DICKERSON CAPITAL FOCUS II, L.P.
	BY:	TULLIS-DICKERSON PARTNERS II, L.L.C.
	ITS:	GENERAL PARTNER
	By:	/s/ James L. L. Tullis
James L. L. Tullis
Managing Member

TULLIS-DICKERSON PARTNERS II, L.L.C.
	By:	/s/ James L. L. Tullis
James L. L. Tullis
Managing Member

	By:	/s/ JAMES L. L. TULLIS
JAMES L. L. TULLIS

	By:	/s/ JOAN P. NEUSCHELER
JOAN P. NEUSCHELER

	By:	/s/ THOMAS P. DICKERSON
THOMAS P. DICKERSON

	By:	/s/ LYLE A. HOHNKE
LYLE A. HOHNKE

	By	/s/ TIMOTHY M. BUONO
TIMOTHY M. BUONO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.
99.1

Agreement pursuant to Rule 13d-1(k)(1) among TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L. L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono.